1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2005

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Annual General Meeting Poll Result, dated May 12, 2005

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: May 13, 2005	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 941)

Annual General Meeting held on 12 May 2005

Poll Results

The poll results in respect of the resolutions proposed at the Annual General Meeting (the “AGM”) of China Mobile (Hong Kong) Limited (the “Company”) held at JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong, on Thursday, 12 May 2005 are as follows:

Annual General Meeting

No. of Votes (%)
	Resolutions passed at the Annual General Meeting	For	Against
1.	To receive and consider the financial statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2004.	17,282,494,692 (99.9996)	71,251 (0.0004)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.	To declare a final dividend for the year ended 31 December 2004.	17,338,119,960 (99.9997)	54,385 (0.0003)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

3.	(i) To re-elect Mr. Wang Jianzhou as a Director.	17,311,905,574 (99.8939)	18,388,933 (0.1061)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(ii) To re-elect Mr. Zhang Chenshuang as a Director.	17,314,136,249 (99.9068)	16,158,258 (0.0932)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(iii) To re-elect Madam Li Mofang as a Director.	17,314,134,029 (99.9068)	16,160,478 (0.0932)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(iv) To re-elect Sir Julian Michael Horn-Smith as a Director.	17,315,332,329 (99.9137)	14,962,178 (0.0863)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(v) To re-elect Mr. Li Yue as a Director.	17,314,123,314 (99.9067)	16,171,193 (0.0933)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(vi) To re-elect Mr. He Ning as a Director.	17,314,135,459 (99.9068)	16,157,048 (0.0932)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(vii) To re-elect Mr. Frank Wong Kwong Shing as a Director.	17,322,651,102 (99.9323)	11,728,243 (0.0677)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.	To re-appoint Messrs. KPMG as auditors and to authorise the Directors to fix their remuneration.
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.	17,330,010,120 (99.9568)	7,483,725 (0.0432)

5.	To give a general mandate to the Directors to repurchase shares in the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.	17,340,585,955 (99.9994)	105,890 (0.0006)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

6.	To give a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the existing issued share capital.	16,054,580,841 (92.5900)	1,284,857,104 (7.4100)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

7.	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares repurchased.	17,229,109,358 (99.3638)	110,318,587 (0.6362)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the number of issued shares of the Company was 19,714,483,899 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.

By Order of the Board China Mobile (Hong Kong) Limited Wang Jianzhou Chairman and Chief Executive Officer

Hong Kong, 12 May 2005